SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549





                                  FORM 11-K


   (Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


   For the year ended December 31, 1998
                                  OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



   For the transition period from            to




   Commission file number 1-8353



                 NUI CORPORATION SAVINGS AND INVESTMENT PLAN



                               NUI Corporation
                              550 Route 202-206
                                 P.O. Box 760
                      Bedminster, New Jersey  07921-0760










                               NUI CORPORATION

                         SAVINGS AND INVESTMENT PLAN


            FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997

                                TOGETHER WITH

                               AUDITORS' REPORT



                               NUI CORPORATION

                         SAVINGS AND INVESTMENT PLAN

                        INDEX TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1998 AND 1997



                                                                       Page


   Report of Independent Public Accountants


   Financial Statements:

        Statement of Net Assets Available for Benefits                    1

        Statement of Changes in Net Assets Available for Benefits       2-5

        Notes to Financial Statements                                  6-10


   Supplemental Schedules:

        I  - Item 27a-Schedule of Assets Held for Investment
             Purposes at December 31, 1998                               11

        II - Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1998                                12



   All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Administrative Committee of the
   NUI Corporation Savings and Investment Plan:

   We have audited the accompanying statement of net assets available for benefits, including the schedule of investments, of the NUI Corporation Savings and Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 ARTHUR ANDERSEN LLP

   New York, New York
   June 28, 1999



                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                       As of December 31, 1998 and 1997

                                                        1998          1997
   ASSETS
   Investments at market value
       Merrill Lynch Trust Company
           Insured Money Market Fund                  $ 63,494       $ 7,940
           Income Accumulation Fund                  8,786,290     9,106,368
           Asset Allocation Fund                     6,714,170     5,585,298
           Growth Stock Fund                                 -     3,590,336
           Norwest Large Company Growth A            3,446,164             -
           S&P 500 Stock Fund                        7,441,704     5,968,566
           KCS Stock Fund                            1,225,562     8,900,095
           NUI Stock Fund                           20,592,022    22,884,076
           LifePath 2000 - Fund                         82,360        25,092
           LifePath 2010 - Fund                        429,563       183,896
           LifePath 2020 - Fund                        142,556       186,777
           LifePath 2030 - Fund                         97,028       107,108
           LifePath 2040 - Fund                        132,614        58,593
           Templeton Foreign Fund                      269,518       282,730
   Loans to Participants                             1,277,017     1,270,870
                                                   -----------   -----------
   Net Assets Available for Benefits               $50,700,062   $58,157,745
                                                   ===========   ===========



            The accompanying notes to financial statements are an
                       integral part of this statement.

                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1998


                                 Total        Insured
                                              Money     Income         Asset        Growth
                                              Market    Accumulation   Allocation   Stock
                                              Fund      Fund           Fund         Fund
    Additions to Net Assets
    Attributable to:
       Investment Income:
        Net Appreciation/
        (Depreciation)
        in Market Value
        of Investments        $(6,474,514)   $     -     $        -     $655,614)  $  (691,289)
        Interest                  656,226      1,527        527,478            -             -
        Mutual Fund
          Income                1,960,686          -              -      766,880       683,953
    Contributions:
        Participants'           2,739,503       (118)       304,550      257,218       351,328
        Employer's, Net         1,193,143          -              -            -             -
        Rollovers                 490,367          -         25,853      120,027        17,948
                                ---------     ------      ---------    ---------      --------
     Total Additions              565,411      1,409        857,881    1,799,739       361,940
                                ---------     ------      ---------    ---------      --------
    Deductions from
    Net Assets
    Attributable to:
     Benefits Paid to
      Participants             (7,998,806)    (2,227)    (2,365,578)  (1,078,495)     (446,258)
      Expenses                    (24,288)    (2,238)        (4,606)      (2,843)       (2,313)
                                ---------    -------      ---------    ---------      --------

    Total Deductions           (8,023,094)    (4,465)    (2,370,184)  (1,081,338)     (448,571)
                                ---------    -------      ---------    ---------       -------
    Interfund
    Transfers                           -     58,610      1,192,225      410,471    (3,503,705)
                                ---------    -------      ---------    ---------     ---------
    Net Increase
    (Decrease)                 (7,457,683)    55,554       (320,078)   1,128,872    (3,590,336)

    Net Assets Available
    for Benefits at

    Beginning of the Year      58,157,745      7,940      9,106,368    5,585,298     3,590,336
                               ----------     ------     ----------    ---------     ---------
    Net Assets Available
    for Benefits at

    End of the Year           $50,700,062   $63,494      $8,786,290   $6,714,170    $        -
                               ==========   =======      ==========    =========     =========



            The accompanying notes to financial statements are an
                       integral part of this statement.

                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1998



                            Norwest    S&P 500      KCS           NUI Stock     Lifepath
                            Large      Stock        Stock         Fund          2000
                            Company    Fund         Fund                        Fund
                            Growth A

  Additions to Net Assets
  Attributable to:
   Investment Income:
    Net Appreciation/
   (Depreciation) in
    Market Value of
    Investments            $303,077   $1,188,970   $(7,143,600)   $ (781,108)   $  511
      Interest                    -            -             -             -         -
      Mutual Fund
       Income                     -      428,322             -             -     4,644
    Contributions:
       Participants'         18,302      438,502        (6,540)    1,247,128     1,455
       Employer's, Net            -            -             -     1,193,143         -
           Rollovers              -      234,220             -        60,635         -
                           --------    ---------    ----------     ---------    ------
     Total Additions        321,379    2,290,014    (7,150,140)    1,719,798     6,610
                           --------    ---------    ----------     ---------    ------
  Deductions from Net
  Assets Attributable
  to:
     Benefits Paid to
       Participants         (5,275)   (1,160,338)     (470,877)   (2,316,844)      (22)
     Expenses                 (213)       (4,313)         (226)       (6,488)      (14)
                          --------     ---------     ---------     ---------    ------
   Total Deductions         (5,488)   (1,164,651)     (471,103)   (2,323,332)      (36)
                          --------     ---------     ---------     ---------    ------
    Interfund
    Transfers            3,130,273       347,775       (53,290)   (1,688,520)   50,694
                         ---------     ---------     ---------     ---------    ------
    Net Increase
    (Decrease)           3,446,164     1,473,138    (7,674,533)   (2,292,054)   57,268

  Net Assets
  Available for
  Benefits at

   Beginning of
    the Year                     -     5,968,566     8,900,095    22,884,076    25,092
                        ----------     ---------    ----------    ----------    ------
  Net Assets
  Available for
  Benefits at

   End of the
    Year                $3,446,164    $7,441,704    $1,225,562   $20,592,022   $82,360
                         =========     =========     =========    ==========    ======

            The accompanying notes to financial statements are an
                       integral part of this statement.

                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1998


                             LifePath   LifePath   LifePath   LifePath   Templeton
                             2010       2020       2030       2040       Foreign
                             Fund       Fund       Fund       Fund       Fund


  Additions to Net Assets
  Attributable to:
     Investment Income:
       Net Appreciation/
       (Depreciation) in
       Market Value of
       Investments           $16,498    $16,450    $10,000    $11,064   $(60,701)
         Investments
       Interest                    -          -          -          -          -
       Mutual Fund Income     26,204      9,868      4,802      7,313     28,700
    Contributions:
       Participants'          18,323     22,011     14,010     25,131     48,203
       Employer's, Net             -          -          -         -          -
               Rollovers           -          -          -      6,823     24,861
                             -------   --------    -------   --------   --------
       Total Additions        61,025     48,329     28,812     50,331     41,063
                             -------   --------    -------   --------   --------
  Deductions from Net
  Assets Attributable
  to:
    Benefits
     Paid to Participants       (23)    (1,019)   (49,512)     (1,297)   (51,914)
    Expenses                   (155)      (204)      (172)       (199)      (304)
                            -------    -------    -------    --------    -------
        Total Deductions       (178)    (1,223)   (49,684)     (1,496)   (52,218)
                            -------    -------    -------    --------     ------
    Interfund Transfers     184,820    (91,327)    10,792      25,186     (2,057)
                            -------    -------    -------     -------     ------
     Net Increase
     (Decrease)             245,667    (44,221)   (10,080)     74,021    (13,212)

  Net Assets Available
  for Benefits at

     Beginning of
      the Year              183,896    186,777    107,108      58,593    282,730
                            -------    -------    -------     -------    -------

 Net Assets Available
 for Benefits at

     End of the Year       $429,563   $142,556    $97,028    $132,614   $269,518
                            =======    =======     ======     =======    =======



            The accompanying notes to financial statements are an
                       integral part of this statement.


                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1998



                                 Loans to
                                 Participants

  Additions to Net Assets
  Attributable to:
       Investment Income:
          Net Appreciation/
         (Depreciation) in
          Market Value of
          Investments            $      -
        Interest                  127,221
        Mutual Fund Income              -
      Contributions:
       Participants'                   -
       Employer's, Net                 -
               Rollovers               -
                               ---------
       Total Additions           127,221
                               ---------
  Deductions from Net Assets
  Attributable to:
      Benefits Paid to
        Participants            (49,127)
      Expenses                        -
                              ---------
       Total Deductions         (49,127)
                              ---------
       Interfund Transfers      (71,947)
                              ----------

   Net Increase
    (Decrease)                    6,147

   Net Assets Available
    for Benefits at

      Beginning of
       the Year               1,270,870
                             ----------
  Net Assets Available
    for Benefits at

      End of the Year        $1,277,017
                              =========


            The accompanying notes to financial statements are an
                       integral part of this statement.


                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997


   1.   Summary Description of the Plan


   The NUI Corporation Savings and Investment Plan (the Plan) is a defined contribution plan covering eligible employees of NUI
   Corporation and its subsidiaries (the Company). The Plan, as amended, conforms to the requirements of the Employee Retirement Income
   Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description. See Note 5 for a discussion of Plan amendments.

   The Plan allows eligible employees who participate to make "basic" contributions of up to 6% of their annual base pay, which are matched by contributions by the Company. Participants investing in the NUI Stock Fund are matched by the Company at 60% of their "basic" contributions. "Basic" contributions invested in all other funds are matched by the Company at 50%. The matching percentage cannot be less than 25%. Participants may make additional contributions of up to 10% of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the
   Code). These additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

   Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds: Income Accumulation Fund, Asset Allocation Fund, Norwest Large Company Growth A Fund, S&P 500 Stock Fund, the LifePath Funds, Templeton Foreign Fund and the NUI Stock Fund, as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. A participant becomes 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. An eligible employee with five or more years of service with the Company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability. Forfeitures of a participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator. Forfeitures during the years ended December 31, 1998 and 1997 were $6,000 and $10,134, respectively. Participants may borrow up to 50% of the value of the vested portion of their accounts, excluding the Company match portion of their accounts, as calculated on the effective date of the loan, up to a maximum of $50,000. The interest rate is the prime rate plus 1% at the time of the loan. The term of the loan cannot exceed five years, nor be less than one year. If a participant's employment is terminated for any reason, the remaining unpaid loan balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to a participant's account based upon the participant's investment election for new contributions.

        Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan. Upon termination, all employees would become 100% vested and benefits would be distributed to participants.

        In 1988, certain NUI subsidiaries participating in the Plan were spun off to shareholders as KCS Energy, Inc. (KCS). For each share of NUI common stock outstanding, one share of KCS common stock was issued. KCS participants held approximately 15.9% of Plan assets as of June 1, 1988, the effective date of the spin-off. As a result of the spin-off, KCS participants, through the KCS Stock Fund, can maintain their balances in the Plan as of the date of spin-off; however, they cannot make further contributions to the Plan and may withdraw their balances in accordance with the withdrawal provisions of the Plan.


   2.   Significant Accounting Policies


        The financial statements have been prepared on the accrual basis of accounting.

        The Company's management has made a number of estimates and assumptions relating to the reporting of investments. Actual results could differ from those estimates.

        The Plan's investments in each Investment Fund are maintained in shares/units and are reflected in the accompanying Statement of Net Assets Available for Benefits at market value. The market value of the Insured Money Market and loans to participants is based on cost, which approximates market value. The market value of the Income Accumulation Fund is determined in good faith and in the best judgment of the investment officers of Merrill Lynch Trust Company (Merrill Lynch) in accordance with accepted practices, applicable laws and regulations, and procedures formulated by Merrill Lynch. The market value of the Asset Allocation, Norwest Large Company Growth A, LifePath Funds, Templeton Foreign Fund, and S&P 500 Stock Funds is based on the Funds' published quotation. The market value of the KCS and NUI Stock Funds is based on published market quotations of the Funds' underlying assets. Purchases and sales of assets are reflected on a trade-date basis. The value of a share/unit is determined daily by dividing the value of each Investment Fund by its total number of outstanding shares/units.



        The  following  is   a  summary  of   the  share/unit  values   and
   shares/units outstanding as of December 31, 1998 and 1997:

                                      1998                      1997
                             ------------------------  ------------------------
                             Share/Unit  Shares/Units  Share/Unit  Shares/Units
                                Value    Outstanding     Value     Outstanding

   Income Accumulation Fund      $14.81       593,151    $13.95         652,608
   Asset Allocation Fund         $14.14        74,835    $12.74         438,406
   Growth Stock Fund                  -             -    $14.61         245,745
   Norwest Large Company
    Growth A Fund                $54.48        63,256         -               -
   S&P 500 Stock Fund            $24.61       302,385    $20.39         292,720
   KCS Stock Fund                 $2.40       510,651    $15.62         569,788
   NUI Stock Fund                $13.01     1,582,784    $13.41       1,706,493
   LifePath 2000                 $11.63         7,076    $11.27           2,226
   LifePath 2010                 $14.40        29,831    $13.30          13,827
   LifePath 2020                 $16.47         8,650    $14.82          12,603
   LifePath 2030                 $18.73         5,180    $16.23           6,599
   LifePath 2040                 $20.33         6,523    $17.31           3,385
   Templeton Foreign Fund         $8.39        32,124    $ 9.95          28,415


        In accordance with generally accepted accounting principles, distributions are recorded when paid. There were no distributions payable to participants at December 31, 1998 and 1997.

        Recordkeeping, investment fund election changes and loan fees are paid by the participants from their accounts. Investment management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.

        Plan assets are invested in various mutual funds, any of which could from time-to-time utilize financial derivatives. Generally accepted accounting principles require the investment managers of such funds to list in their financial statements the amount and purpose of such derivatives. Upon request, participants can be provided with copies of the funds' financial statements directly from Merrill Lynch and should refer to these for information on this issue. Derivative securities are not used for speculative purposes. When derivatives are used, it is simply to manage a fund into a market-neutral position, to attempt to match the return of a stated benchmark.

   3.   Investment Funds

        The Plan consists of the following funds:

        Income Accumulation Fund - This fund seeks to provide a stable return while preserving value by investing in U.S. government and agency securities, and other short-term fixed-income securities.

        Asset Allocation Fund - This fund seeks to achieve a high level of long-term total return at reasonable risk by shifting investments among three asset classes: common stocks, U.S. Treasury long-term bonds and money market instruments.

        Norwest Large Company Growth A Fund _ This fund seeks long-term capital appreciation by investing in larger capitalization growth companies whose growth rates in earnings and revenues are expected to be above average.

        S&P 500 Fund - This fund seeks to achieve a long-term total rate of return approximating the total rate of return of the stocks comprising the S&P 500 index.

        KCS Stock Fund - This fund is no longer designated as available for investment by participants. Existing investments and earnings thereon may continue to be invested in the KCS Stock Fund until withdrawn or transferred to another fund in the Plan.

        NUI Stock Fund - This fund is invested and dividends are reinvested in common stock of NUI Corporation.

        Templeton Foreign Fund - This is an international equity fund that seeks long-term capital growth. Principal investments are in stocks and debt obligations of companies and governments outside the United States.

        LifePath Funds - These are asset allocation funds that change their investment mix based on the expected risk and return of the different asset classes in which they invest. LifePath represents a family of five funds with each fund name containing a target date; the nearer the target date the more conservatively the fund invests. The objective of each fund is to maximize return while maintaining a level of risk appropriate to its target date.

        The Plan also uses an Insured Money Market Fund as a pass-through of amounts in and out of the Investment Funds. This fund had a balance of $63,494 as of December 31, 1998. Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.

        Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.

   4.   Federal Income Taxes

        The Internal Revenue Service issued a determination letter, dated July 22, 1995, which stated that the Plan, as designed, met the requirements of Section 401 (a) of the Internal Revenue Code and was exempt from taxation. Management and Counsel believe the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax exempt.

        Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.


   EIN #22-1869941                                          Schedule I
   PLAN #002
                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                        ITEM 27a - SCHEDULE OF ASSETS
                         HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1998
     Identity of      Description of    Shares/Units   Historical     Current
        Issue           Investment                        Cost         Value
   Merrill Lynch
   Trust Company*
                   Insured Money
                   Market Fund                     -       $63,494       $63,494

                   Income Accumulation
                   Fund                      593,151    $8,786,290    $8,786,290

                   Asset Allocation
                   Fund                      474,835    $5,614,542    $6,714,170

                   Norwest Large
                   Company Growth A           63,256    $3,078,041    $3,446,164

                   S & P 500 Stock
                   Fund                      302,385    $4,951,227    $7,441,704

                   KCS Stock Fund            510,651    $5,063,657    $1,225,562

                   NUI Stock Fund          1,582,784   $15,074,430   $20,592,022

                   LifePath 2000- Fund         7,076       $81,686       $82,360

                   LifePath 2010- Fund        29,831      $410,623      $429,563

                   LifePath 2020- Fund         8,650      $126,502      $142,556

                   LifePath 2030- Fund         5,180       $85,105       $97,028

                   LifePath 2040- Fund         6,523       117,675      $132,614

                   Templeton Foreign
                   Fund                       32,124      $327,577      $269,518

   Participant     Loans, at Interest
   Loans           Rates Ranging
                   from 7.0% to 11.46%                  $1,277,019    $1,277,017



     *Represents a party in interest for the year ended December 31, 1998.


            The accompanying notes to financial statements are an
                       integral part of this schedule.


   EIN #22-1869941
   PLAN #002

                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998


   Identity of   Description     No. of      Purchase   No.of   Selling      Cost of      Gain/
   Party         of Asset        Purchases   Price      Sales   Price        Asset       (Loss)

   Series of transactions with Merrill Lynch Trust Company, involving securities that, in the aggregate, exceed 5% of the plan assets as of the beginning of the year


   Merrill
   Lynch
   Trust
   Company
   *
                Income
                Accumulation
                Fund               98      $2,443,932   101    $3,291,488    $3,291,488   $      -

                Asset
                Allocation
                Fund              104      $1,766,970    77    $1,293,711    $1,068,256   $225,455

                S & P 500
                Stock Fund        120      $2,093,746    77    $1,809,579    $1,229,416   $580,163

                Growth Stock
                Fund               79      $1,119,239    82    $4,018,286    $4,410,447  ($392,163)

               Norwest Large
               Company Growth A     9      $6,155,175     5    $3,012,088    $3,077,133   ($65,046)

               NUI Stock Fund      82      $2,154,474   130    $3,665,421    $2,892,057   $773,365


     *Represents a party in interest for the year ended December 31, 1998.

            The accompanying notes to financial statements are an
                       integral part of this schedule.


                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                     NUI CORPORATION

                                                   James R. Van Horn
   June 28, 1999                                  Plan Administrator


                                                     Robert F. Lurie
   June 28, 1999                                        Plan Sponsor